UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

June 1, 2012

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                 Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibit to this report on Form 6-K shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements on Form F-10 (File No. 333-171682)  and Form F-3 (File Nos. 333-171672 and 333-180888,  respectively) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

June 1, 2012	By:	/s/ Andrew D. Grasby
		Name:	Andrew D. Grasby
		Title:	Senior Vice President, General Counsel & Corporate Secretary

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EXHIBIT INDEX

Exhibit No.

99.1	Notice of Change of Control and Offer to Purchase any and all outstanding 6.75% Convertible Extendible Unsecured Subordinated Debentures Due August 31, 2012
99.2	Letter of Transmittal with respect to the Offer to Purchase any and all outstanding 6.75% Convertible Extendible Unsecured Subordinated Debentures Due August 31, 2012
99.3	Notice of Change of Control and Offer to Purchase any and all outstanding 6.25% Series A Convertible Extendible Unsecured Subordinated Debentures Due December 31, 2014
99.4	Letter of Transmittal with respect to the Offer to Purchase any and all outstanding 6.25% Series A Convertible Extendible Unsecured Subordinated Debentures Due December 31, 2014
99.5	Notice of Change of Control and Offer to Purchase any and all outstanding 6.25% Series B Convertible Extendible Unsecured Subordinated Debentures Due March 31, 2017
99.6	Letter of Transmittal with respect to the Offer to Purchase any and all outstanding 6.25% Series B Convertible Extendible Unsecured Subordinated Debentures Due March 31, 2017

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